UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of DECEMBER 2007.
Commission File Number 333-08354
REUTERS GROUP PLC
(Translation of registrant’s name into English)
THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐     No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
REUTERS GROUP PLC
(Registrant)
Date 4 January 2008
By /s/ Nancy C Gardner
NANCY GARDNER, AUTHORISED SIGNATORY AND GENERAL COUNSEL, AMERICAS

Rule 2.10 Announcements during December 2007
Reuters Group PLC — Rule 2.10 Announcement
3 December 2007
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 3 December 2007 it has 1,269,976,084 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00. The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement
4 December 2007
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 4 December 2007 it has 1,270,013,863 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00. The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement
5 December 2007
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 5 December 2007 it has 1,270,045,731 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00. The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement
6 December 2007
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 6 December 2007 it has 1,270,048,379 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00. The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement
7 December 2007
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 7 December 2007 it has 1,270,078,450 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00. The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement
10 December 2007
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 10 December 2007 it has 1,270,081,798 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00. The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement
19 December 2007
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 19 December 2007 it has 1,269,649,931 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00. The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement
20 December 2007
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 20 December 2007 it has 1,269,074,699 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00. The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement
24 December 2007
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 24 December 2007 it has 1,269,077,825 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00. The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement
27 December 2007
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 27 December 2007 it has 1,269,078,175 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00. The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Other Regulatory Announcements
3 December 2007
Reuters Group PLC (the “Company”) — Voting Rights and Capital
Update as required for November 2007
In conformity with the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006 (DTR) provision DTR 5.6, the Company would like to notify the Market that as of 30 November 2007, the Company’s capital consists of 1,405,827,111 ordinary shares of 25 pence each. The Company holds 135,860,000 ordinary shares in Treasury.
Therefore, the total number of voting rights in the Company is 1,269,967,111 ordinary shares.
The above figure (1,269,967,111) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.
Contact:
Elizabeth Maclean
Assistant Company Secretary
Reuters Group PLC
elizabeth.maclean@reuters.com
Tel. no. 020 7542 6706

7 December 2007. Reuters Group PLC — Block listing of Shares Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 275,000 Ordinary shares of 25p each under the Discretionary Share Option Plan to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.
Contact:
Elizabeth Maclean
Assistant Company Secretary
Tel no: 020 7542 6706

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	REUTERS GROUP PLC

2. Reason for the notification (yes/no)

An acquisition or disposal of voting rights	yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):)

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Limited
Credit Suisse International

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	4 December 2007

6. Date on which issuer notified:	6 December 2007

7. Threshold(s) that is/are crossed or reached:	8%

8. Notified details:
A: Voting rights attached to shares

Situation previous to
the Triggering
Class/type	transaction		Resulting situation after the triggering transaction
of shares		Number of		Number of voting
if possible using	Number	Voting	Number	rights ix		% of voting rights
the ISIN CODE	of Shares	Rights viii	of shares	Direct [x]	Indirect xi	Direct	Indirect
ORD - GB0002369139	95,131,217	95,131,217	102,040,379	102,040,379	n/a	8.06%	n/a
B: Financial Instruments
Resulting situation after the triggering transaction xii

Number of voting
rights that may be
		Exercise/	acquired if the
Type of financial	Expiration	Conversion	instrument is	% of voting
instrument	date xiii	Period/ Date xiv	exercised/ converted.	rights
Option	Dec 21 2007		135,000	0.0107%
Total (A+B)

Number of voting rights	% of voting rights
102,175,379	8.07%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
Credit Suisse Securities (Europe) Limited and Credit Suisse International and Credit Suisse (USA) LLC are part of the Investment Banking division of Credit Suisse (“CSIBD”), which is part of the Credit Suisse Group (“CSG”). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.
Proxy Voting:

10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

12 December 2007. Reuters Group PLC — Director’s Appointment London, 12 December 2007 — On 6 December 2007, Mr Olisa agreed to be a non-executive director of Eurasian Natural Resources Corporation Plc (ENRC) and on 12 December 2007 ENRC was admitted to trading on the Main Market of the London Stock Exchange at which point Mr Olisa’s appointment became effective.
Ken Olisa is a serving non-executive director of Reuters Group PLC and as such Reuters Group PLC is obliged to update, via the Regulatory News Service, any change to Mr Olisa’s directorships of other publicly quoted companies.
Contact
Elizabeth Maclean, Assistant Company Secretary
Tel: +44 (0) 207 542 6706
Email: elizabeth.maclean@reuters.com
About Reuters
Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Through reuters.com and other digital properties, Reuters now also supplies its trusted content direct to individuals. Reuters drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 17,500 staff in 94 countries, including 2,400 editorial staff in 196 bureaux serving 131 countries. In 2006, Reuters revenues were £2.6 billion.

13 December 2007. Reuters to Resume Share Buyback London — Reuters is to resume its share buyback programme with immediate effect.
At the time of the announcement of the recommended transaction between The Thomson Corporation and Reuters Group, both Reuters and Thomson temporarily suspended their respective buyback programmes. Thomson announced on 23 November 2007 that it was resuming its share repurchase programme. The Reuters Board has similarly decided to resume its own share repurchase programme and has today entered into an irrevocable arrangement with its brokers Citigroup and JP Morgan Cazenove to repurchase on its behalf and subject to certain parameters, up to 50 million ordinary shares in Reuters. The buyback programme will commence on 13 December and end on the announcement to the market that all regulatory pre-conditions for the proposed transaction have been satisfied or waived.
Once the transaction has closed, each of Thomson-Reuters Corporation and Thomson-Reuters PLC may purchase its own shares or shares in the other, subject to applicable law and any necessary approvals.
Thomson and Reuters continue to expect to receive regulatory clearance for the transaction in the first quarter of 2008. Ongoing discussions with regulators on both sides of the Atlantic have made both companies increasingly optimistic of completing regulatory reviews within the timeframe previously described.
The repurchase of shares by Reuters has been approved by The Takeover Panel pursuant to Rule 37.3 (a) of The Takeover Code. Thomson has also confirmed its approval of the buyback.
Any share repurchases will be effected in accordance with both the Company’s general authority to repurchase shares and Chapter 12 of the Listing Rules, which require that the maximum price paid be limited to no more then 105 per cent of the average middle market closing price of the Company’s Ordinary Shares for the five dealing days preceding the date of purchase.
About Reuters
Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Through reuters.com and other digital properties, Reuters now also supplies its trusted content direct to individuals. Reuters drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 17,500 staff in 94 countries, including 2,400 editorial staff in 196 bureaux serving 131 countries. In 2006, Reuters revenues were £2.6 billion.
Contacts
Investor Relations enquiries
Miriam McKay, Global Head of Investor Relations
+44 (0) 207 542 7057
+44 (0) 7990 56 7057
miriam.mckay@reuters.com
Media enquiries
Victoria Brough, Global Head of Financial PR
+44 (0) 207 542 8763
+44 (0) 7967 044 840
victoria.brough@reuters.com

Forward Looking Statements
This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business, and management’s strategy, plans and objectives for Reuters. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of transformation programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These forward-looking statements include forward-looking statements in relation to the proposed transaction involving Reuters and The Thomson Corporation (the “Transaction”) that are based on certain assumptions and reflect Thomson’s and Reuters current expectations, including statements about Thomson’s and Reuters beliefs and expectations related to the proposed Transaction structure and consideration, benefits that would be afforded to customers, benefits to the combined business of Thomson and Reuters that are expected to be obtained as a result of the Transaction, as well as the parties’ ability to enhance shareholder value through, among other things, the delivery of expected synergies and cost savings.
Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:
•	In relation to the proposed Transaction:
o	the ability to achieve the cost savings and synergies contemplated through the proposed Transaction;

o	the approval of the proposed Transaction by Reuters shareholders;

o	the ability to obtain various regulatory approvals and fulfil certain conditions to which the Transaction is subject;

o	the effect of regulatory conditions, if any, imposed by regulatory authorities;

o	the reaction of Thomson’s and Reuters customers, employees and suppliers;

o	the ability to promptly and effectively integrate the businesses of Thomson and Reuters;

o	the impact of the diversion of management time on issues related to the proposed transaction;
•	Reuters ability to realise the anticipated benefits of its Core Plus growth and transformation strategy;

•	conditions in financial markets;

•	the impact of currency and interest rate fluctuations on Reuters reported revenue and earnings;

•	difficulties or delays that Reuters may experience in developing or responding to new customer demands or launching new products;

•	the dependency of Reuters on third parties for the provision of certain network and other services;

•	any significant failures or interruptions experienced by the networks or systems of Reuters and such networks’ ability to accommodate increased traffic;

•	the impact of a decline in the valuation of companies in which it has invested;

•	the impact of significant competition or structural changes in the financial information and trading communities;

•	changes in legislation and regulation;

•	adverse governmental action in countries where Reuters conducts its activities;

•	the ability of Reuters to realise the anticipated benefit of existing or future acquisitions, joint ventures, investments or disposals;

•	the litigious environment in which Reuters operates.
For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2006. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	REUTERS GROUP PLC
2. Reason for the notification (yes/no)

An acquisition or disposal of voting rights	yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):)

3. Full name of person(s) subject to the notification obligation:	UBS Investment Bank

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	12 December 2007

6. Date on which issuer notified:	14 December 2007

7. Threshold(s) that is/are crossed or reached:	5.22%

8. Notified details:
A: Voting rights attached to shares

Situation previous to
the Triggering
Class/type	transaction		Resulting situation after the triggering transaction
of shares		Number of		Number of voting
if possible using	Number	Voting	Number	rights ix		% of voting rights
the ISIN CODE	of Shares	Rights viii	of shares	Direct [x]	Indirect xi	Direct	Indirect
GB0002369139	—	—	66,345,895	66,345,895	—	5.22
B: Financial Instruments
Resulting situation after the triggering transaction xii

Number of voting
rights that may be
		Exercise/	acquired if the
Type of financial	Expiration	Conversion	instrument is	% of voting
instrument	date xiii	Period/ Date xiv	exercised/ converted.	rights
—	—	—	—	—
Total (A+B)

Number of voting rights	% of voting rights
66,345,895	5.22%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
Proxy Voting:

10. Name of the proxy holder:	—

11. Number of voting rights proxy holder will cease to hold:	—

12. Date on which proxy holder will cease to hold voting rights:	—

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	REUTERS GROUP PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	☑

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

An event changing the breakdown of voting rights	☐

Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)

3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG
Abbey Life Assurance Company Ltd
Tilney Investment Management
Deutsche Asset Management
Investment GmbH
Deutsche Investment Management
Americas Inc
Deutsche Bank Trust Company
Americas
Deutsche Asset Management (Japan)
Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	17 December 2007

6. Date on which issuer notified:	18 December 2007

7. Threshold(s) that is/are crossed or reached:	Direct 5%

8. Notified details:
A: Voting rights attached to shares

Situation previous
Class/type	to the Triggering		Resulting situation after the triggering transaction
of shares	transaction		Number
if possible		Number	of	Number of voting
using the ISIN	Number	of Voting	shares	rights ix		% of voting rights
CODE	of Shares	Rights viii	Direct	Direct [x]	Indirect xi	Direct	Indirect
ORDGB0002369139	66,247,079	66,977,491	62,695,531	62,695,531	694,010	4.94	0.06
B: Financial Instruments
Resulting situation after the triggering transaction xii

Number of voting
rights that may be
		Exercise/	acquired if the
Type of financial	Expiration	Conversion	instrument is	% of voting
instrument	date xiii	Period/ Date xiv	exercised/ converted.	rights
Call Option	March 2008		1,531,863	0.12
Total (A+B)

Number of voting rights	% of voting rights
64,921,404	5.12%

20 December 2007. Reuters Group PLC — Block listing of Shares
Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 250,000 Ordinary shares of 25p each under the Discretionary Share Option Plan to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.
Contact:
Elizabeth Maclean
Assistant Company Secretary
Tel no: 020 7542 6706

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	REUTERS GROUP PLC
2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	☑

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

An event changing the breakdown of voting rights	☐

Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)

3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG
Abbey Life Assurance Company Ltd
Tilney Investment Management
Deutsche Asset Management
Investment GmbH
Deutsche Investment Management
Americas Inc
Deutsche Bank Trust Company
Americas Deutsche Asset Management (Japan)
Limited
Deutsche Asset Management
International GmbH

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	18 December 2007

6. Date on which issuer notified:	19 December 2007

7. Threshold(s) that is/are crossed or reached:	Direct and financial instruments 5%

8. Notified details:
A: Voting rights attached to shares

Situation previous
	to the Triggering		Resulting situation after the triggering transaction
Class/type	transaction		Number
of shares		Number	of	Number of voting
if possible	Number	of Voting	shares	rights ix		% of voting rights
using the ISIN CODE	of Shares	Rights viii	Direct	Direct [x]	Indirect xi	Direct	Indirect
ORDGB0002369139	62,695,531	63,389,541	61,364,604	61,364,604	700,710	4.83	0.06
B: Financial Instruments
Resulting situation after the triggering transaction xii

Number of voting
rights that may be
		Exercise/	acquired if the
Type of financial	Expiration	Conversion	instrument is	% of voting
instrument	date xiii	Period/ Date xiv	exercised/ converted.	rights
Call Option	March 2008		1,531,863	0.12
Total (A+B)

Number of voting rights	% of voting rights
63,597,177	5.01%

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	REUTERS GROUP PLC

2. Reason for the notification (yes/no)

An acquisition or disposal of voting rights	yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):)

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Limited
Credit Suisse International
Credit Suisse Securities (USA) LLC

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	21 December 2007

6. Date on which issuer notified:	14 December 2007

7. Threshold(s) that is/are crossed or reached:	8%

8. Notified details:
A: Voting rights attached to shares

Situation previous to
the Triggering
Class/type	transaction		Resulting situation after the triggering transaction
of shares		Number of		Number of voting
if possible using	Number	Voting	Number	rights ix		% of voting rights
the ISIN CODE	of Shares	Rights viii	of shares	Direct [x]	Indirect xi	Direct	Indirect
ORD - GB0002369139	102,040,379	102,040,379	99,076,304	99,076,304	n/a	7.83%	n/a
B: Financial Instruments
Resulting situation after the triggering transaction xii

Number of voting
rights that may be
		Exercise/	acquired if the
Type of financial	Expiration	Conversion	instrument is	% of voting
instrument	date xiii	Period/ Date xiv	exercised/ converted.	Rights
Option	Dec 21 2007		135,000	0.0107%
Total (A+B)

Number of voting rights	% of voting rights
99,211,304	7.84%

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	REUTERS GROUP PLC

2. Reason for the notification (yes/no)

An acquisition or disposal of voting rights	yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):)

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Limited
Credit Suisse International
Credit Suisse Securities (USA) LLC

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	21 December 2007

6. Date on which issuer notified:	27 December 2007

7. Threshold(s) that is/are crossed or reached:	8%

8. Notified details:
A: Voting rights attached to shares

	Situation previous to
	the Triggering}
Class/type	transaction		Resulting situation after the triggering transaction
of shares		Number of		Number of voting
if possible using	Number	Voting	Number	rights ix		% of voting rights
the ISIN CODE	of Shares	Rights viii	of shares	Direct [x]	Indirect xi	Direct	Indirect
ORD - GB0002369139	99,076,304	99,076,304	100,859,567	100,859,567	n/a	7.97%	n/a
			9,996	9,996	n/a	0.0008%
B: Financial Instruments
Resulting situation after the triggering transaction xii

Number of voting
rights that may be
		Exercise/	acquired if the
Type of financial	Expiration	Conversion	instrument is	% of voting
instrument	date xiii	Period/ Date xiv	exercised/ converted.	Rights

Total (A+B)

Number of voting rights	% of voting rights
101,582,082	8.03%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
Credit Suisse Securities (Europe) Limited and Credit Suisse International and Credit Suisse (USA) LLC are part of the Investment Banking division of Credit Suisse (“CSIBD”), which is part of the Credit Suisse Group (“CSG”). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.